FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 15, 2012

Commission File Number  333-155319

PETROBRAS ARGENTINA S.A.
 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084)  Buenos Aires, Argentina
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ____ No    X

Petrobras Argentina Sociedad Anónima

Buenos Aires, Argentina, May 15, 2012.  The management of Petrobras Argentina S.A. (“Petrobras Argentina”) announced today that on May 15, 2012 Petrobras Argentina filed their annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “2011 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2011 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the companies’ website at www.petrobras.com.ar.  In addition, shareholders may receive a hard copy of the companies’ complete financial statements free of charge by requesting a copy within a reasonable period of time from Alberto Jankowski in the companies’ Investor Relations Office at +(54-11) 4344-6244 or email: alberto.jankowski@petrobras.com.

Any further information or questions regarding the 2011 Annual Report may be obtained by contacting Claudio Martin (claudio.martin@petrobras.com) or Diego Gully (diego.gully@petrobras.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 15, 2012

                                                                           PETROBRAS ARGENTINA S.A.

By: /s/ Daniel Casal Name: Daniel Casal Title: Attorney	By: /s/ Luis M. Sas Name: Luis M. Sas Title: Attorney